Exhibit 99.1

Nano Dimension Reports Growth in Revenues and Record Third Quarter Revenues of $2.2 Million Based on Preliminary Results

The Company Achieves 32% Year-Over-Year Quarterly Revenue Growth

DragonFly LDM Sales and Upgrades Drive Results, Release Results on November 13, 2019

NESS ZIONA, Israel, October 24, 2019 – Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today released selected preliminary unaudited estimates of financial results for the third quarter of 2019 and reported record quarterly revenues of approximately $2,200,000 for the third quarter of 2019, which represents 32% growth year-over-year.

“Nano Dimension achieved record quarterly revenues in the third quarter of 2019 reflecting an acceleration in sales since the launch of the DragonFly LDM Lights-Out Digital Manufacturing System,” said Amit Dror, CEO of Nano Dimension. “During the second quarter of the year, we recognized potential growth setbacks and took actions to work as quickly as possible to address these issues. The third quarter preliminary results show that our rapid response and strategy have put us back on track to being competitive.”

“We are very proud of our achievements. Our new DragonFly LDM system offers advanced capabilities and innovative application possibilities, meeting customers’ expectations and the needs of potential customers. We have added new customers to our install base and many of our existing customers have expressed a vote of confidence and purchased an LDM upgrade to their existing DragonFly Pro system. Our unique technology, innovative solutions and advanced applications offer substantial advantages to our customers and are gaining brand awareness within the industry.”

Third Quarter 2019 Preliminary Estimates of Financial Results and Business Highlights

The anticipated results presented in this release are based on preliminary financial data and are subject to change until the period-end financial reporting and review process is complete. Highlights of Nano Dimension’s preliminary financial results for the third quarter of 2019 include:

•	In the third quarter of 2019, the company sold eight DragonFly systems, four of which were sold to customers operating in the U.S. defense industry. This brings the system sales in 2019 to 21 systems. The total install base is 51 systems worldwide.

•	Revenue for the third quarter of 2019 is expected to be approximately $2.2 million, compared to $1.16 million in the second quarter of 2019 and $1.67 million in the third quarter of 2018.
•	Increased ink consumption validates the company's recurring revenue model.

•	Many existing customers expressed a vote of confidence and purchased an LDM upgrade to their existing DragonFly Pro system.
•	Nano Dimension introduced 3D printed capacitors embedded in additively manufactured printed circuit boards (PCBs), saving space and eliminating the need for assembly.
•	The company ended the third quarter of 2019 with approximately $5.5 million in cash on its balance sheet.

Conference call Details

The Company will release its results for the third quarter 2019 before the Nasdaq market opens on Wednesday, November 13, 2019.

Mr. Amit Dror, Chief Executive Officer, and Ms. Yael Sandler, Chief Financial Officer, will host a conference call on November 13, 2019, at 9:00 a.m. EDT, to discuss the financial results.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Dial-in Number: 1-844-695-5517

International Dial-in Number: 1-412-902-6751

Israel Toll Free Dial-in Number: 1-80-9212373

At: 9:00 a.m. Eastern Time, 6:00 a.m. Pacific Time, 4:00 p.m. Israel Time

Participants can register for the conference call by navigating to http://dpregister.com/10136192. The conference call will also be webcast live from the Investor Relations section of Nano Dimension's website.

A replay will be available one hour after the end of the conference call. Participants will be required to state their name and company upon entering the call. To access the replay from within the U.S., please dial (toll free): 1-877-344-7529 or internationally: 1-412-317-0088 and use the replay conference ID number: 10136192. To access the replay using an international dial-in number, please select the following link: https://services.choruscall.com/ccforms/replay.html.

About Nano Dimension

 Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of financial results, when it discusses the company being competitive, and when it discusses releasing final results for the third quarter of 2019, and the timing thereof. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com